

Mail Stop 4561

February 9, 2017

S. James Miller Jr.
Chief Executive Officer
Imageware Systems, Inc.
10815 Rancho Bernardo Road, Suite 310
San Diego, CA 92127

> **Re:** **Imageware Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed January 27, 2017**
> **File No. 333-214124**

Dear Mr. Miller:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2016 letter.

Selling Stockholders, page 9

1. You do not appear eligible to rely on Securities Act Rule 430B(b) to omit selling shareholder disclosure with respect to the resale offering of your Series G convertible preferred stock and related common stock. In this regard, we note your disclosure that the Series G convertible preferred shares being registered for resale were issued on December 29, 2016, following the original filing date of your registration statement. Refer to Rule 430B(b)(2)(ii). Accordingly, please revise your prospectus to include the identities of the selling security holders and amounts of securities registered on their behalf for the resale offering of the Series G convertible preferred shares and the common stock issuable as dividends or upon conversion of the Series G, or advise.

Incorporation of Certain Information by Reference, page 14

2.   To the extent you amend your registration statement, please revise this section to specifically incorporate by reference all reports required by Item 12(a)(2) of Form S-3, including your current report on Form 8-K filed on January 26, 2017.

        You may contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3483 with any questions.


Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services


cc: Jessica R. Sudweeks, Esq.
         Disclosure Law Group, LLP